Brian McAllister

John Archfield

David Orlic

Office of Mergers and Acquisitions

Ruairi Regan

Brigitte Lippmann

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

April 29, 2015

Re:	Evans Brewing Company Inc.
Registration Statement on Form S-4
Filed January 30, 2015
File No. 333-201771

Dear Ms. Lippmann, and Messrs McAllister, Archfield, Orlic, and Regan:

This correspondence is in response to your letter dated February 26, 2015, in reference to the filing by Evans Brewing Company Inc. (the “Company”) of the Company’s registration statement on Form S-4, File No. 333-201771 (the “Registration Statement”) filed January 30, 2015, on behalf of the Company.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 1”) to respond to the Staff’s comments and to provide additional information. A paper copy of Amendment No. 1, redlined to show changes to the original Registration Statement, together with a paper copy of this response letter, have also been provided for your convenience.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 1. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

For purposes of clarity in this letter, the phrase “the Company” will refer to Evans Brewing Company, Inc., a Delaware corporation, to distinguish it from Evans Brewing Company, a California corporation, which will be referred to as “Evans California.”

General

1.	Please describe how the shareholders of EBC approved the entry by EBC into the transactions. No filings on Schedule 14A or Schedule 14C appear to reflect this approval.

Response to Comment No. 1

The Board of Directors and the sole shareholder of the Company approved the entry by the Company into the Asset Purchase and Share Exchange Agreement and the transactions described therein at a board of directors meeting that was held on May 23, 2014. At the time of that approval, the Company had one shareholder, The Michael J. Rapport Trust. The Company was not at the time, and is not as of the date of this letter, trading, and as such, the Company respectfully submits that filing a proxy or information statement would not provide any additional information to those with a vested interest in the transaction.

2.	Please disclose whether officers, directors or affiliates of Bayhawk intend to participate in the exchange offer, and the extent of any planned participation.

Response to Comment No. 2

All of the officers and directors of Bayhawk have indicated their intention to participate in the Share Exchange if the Bayhawk stockholders approve the Asset Purchase Transaction. As noted, the shares held by The Michael J. Rapport Trust (the “Trust”) and by Evan Rapport will not be counted in the vote for the Asset Purchase Agreement, and only those shares that are voted will be counted. The Trust and Evan Rapport also have indicated their intention to participate in the Share Exchange. The number and percentage ownership of the shares by the officers and directors of Bayhawk are as follows:

Name	Number of Bayhawk Shares	% Ownership

Michael J. Rapport (1), Director	2,841,684	63.88%
Evan Rapport, Director	570,458	12.82%
Mark Lamb, Director	2,000	0.04%
Joe Ryan, Director	8,000	0.18%
Roy Roberson, Director	2,506	0.06%

(1)	Shares owned by the Trust.

3.	Please present as separate proposals the asset purchase and the share exchange, or provide an analysis under Rule 14a-4(a)(3) as to why these matters should not be considered separate.

Response to Comment No. 3

The Company has amended and restated the Asset Purchase and Share Exchange Agreement to clarify that the Asset Purchase Transaction needs the approval of the independent shareholders of Bayhawk who actually vote on the proposal, and to further clarify that the Share Exchange will take place following the closing of the Asset Purchase Transaction.

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Additionally, the Company has revised the proposals to be presented to the Bayhawk stockholders to clarify that the proposal being submitted for approval by written consent is the entry into the Asset Purchase and Share Exchange Agreement and specifically the Asset Purchase Transaction. The Company also clarifies that the Company will proceed with the Share Exchange if the Bayhawk stockholders approve the Asset Purchase Transaction.

4.	We note that you intend to wind up Bayhawk following the exchange offer. Please disclose what will happen to unexchanged shares at that time, and provide your analysis under Rule 13e-3.

Response to Comment No. 4

The Company has revised the disclosures relating to Bayhawk and its operations following the Asset Purchase Transaction and the Share Exchange to clarify that EBC management anticipates that Bayhawk will have no operations going forward, and that the Company will be the operating entity going forward, and to remove discussions of “winding up” of Bayhawk as a corporation. The Company has also pointed out that any Bayhawk stockholders who elect to not exchange their shares will remain stockholders of Bayhawk, an entity with no operations or assets. The Company also noted, in the section “Structure and Operation of EBC Following the Asset Purchase Transaction,” that depending on the number of stockholders of Bayhawk remaining following the Share Exchange, Bayhawk’s management may seek to terminate its registration with the SEC, if possible. As noted in conversations with the SEC’s staff, there remains some question as to whether Bayhawk is required to file reports pursuant to the Securities Exchange Act of 1934.

In light of these questions and uncertainties relating to the applicability of the Exchange Act rules to Bayhawk, the Company and its professional advisors have been unable to determine whether Bayhawk is a company to which Rule 13e-3 would apply. However, with respect to the information that would be required to be provided by Rule 13e-3 and Schedule 13e-3 (if found applicable to Bayhawk), the Company’s management respectfully submits that it has provided all such information about Bayhawk in the S-4 registration statement (including Amendment No. 1) and in the Company’s Schedule T-O.

Cover Page

5.	Please clarify your plans regarding Bayhawk following its acquisition by Evans Brewing Company. We note your disclosure on the cover page that the shares of Bayhawk will be returned to Bayhawk by EBC for cancellation, yet you also state in the second paragraph and elsewhere that Bayhawk will become a subsidiary of EBC and will be wound up.

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Response to Comment No. 5

The Company has revised Amendment No. 1 to remove language relating to the winding up of Bayhawk and to clarify that Bayhawk may become a subsidiary of EBC pursuant to the Share Exchange, noting that until the Share Exchange closes, EBC cannot determine what percentage ownership of Bayhawk it will own. Additionally, the Company has removed disclosures relating to the cancellation of Bayhawk shares that are tendered to EBC in the Share Exchange.

6.	Please clarify how you determined that the value of EBC shares to be received in exchange for Bayhawk shares will be equal to the value of the shares in Bayhawk given that the shares are being exchanged on a one for one basis, and not all Bayhawk shares may be tendered.

Response to Comment No. 6

The Company has removed the language relating to the comparative value of the EBC shares and the Bayhawk shares, in light of the uncertainties of the number of shares that will be exchanged.

7.	Please revise or delete your statement that “Bayhawk and EBC management believe that there will be market value to the shares of EBC once trading is approved by the SEC,” because this language seems to conflict with the Commission legend required by Item 501(b)(7) of Regulation S-K.

Response to Comment No. 7

The Company has removed the statement, and has clarified the paragraph to note that if the Asset Purchase Transaction is approved by the Bayhawk stockholders, the Company’s management intends to seek to have EBC’s stock listed for trading, which could result in additional liquidity for the Bayhawk stockholders.

Notice of Proposed Action by Written Consent, page 5

8.	Please reconcile your disclosure in this section regarding a 90 day exchange period with section 2.01(b)(iii) of the Asset Purchase and Share Exchange Agreement.

Response to Comment No. 8

The Company has revised the Notice of Proposed Action by Written Consent to be consistent with the terms of the Amended and Restated Asset Purchase and Share Exchange Agreement. Specifically, the Company has clarified that the proposal to be voted on by the Bayhawk stockholders is the entry into that agreement, and the sale to EBC of all of the assets of Bayhawk. Additionally, the Company has clarified that pursuant to the Amended and Restated Asset Purchase and Share Exchange Agreement, if the Bayhawk stockholders approve the Asset Purchase Transaction, the Company will proceed with the Share Exchange, and that the Bayhawk shareholders will have a separate opportunity to elect to participate in the Share Exchange. The Company has conformed the disclosures relating to the commencement and closing of the Exchange Period to the Amended and Restated Asset Purchase and Share Exchange Agreement.

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The Asset Purchase Transaction, page 15

9.	Please reconcile your disclosure in this section regarding the assets that are being acquired with section 2.01 of the Asset Purchase and Share Exchange Agreement including the scope of the assets described in Exhibit A thereto. We note, for example, there appears to be no reference to Evans Brewing California in the agreement or the list of Transferred Assets.

Response to Comment No. 9

The Company has conformed the disclosures in Amendment No. 1 to those in the Amended and Restated Asset Purchase Agreement relating to the assets to be purchased by the Company if the Bayhawk stockholders approve the Asset Purchase Transaction. The assets which will be acquired from Bayhawk include the assets of Evans Brewing Company (a California corporation) (“Evans Brewing California”), as well as 100% of the outstanding shares of Evans Brewing California, which Bayhawk acquired on March 31, 2014.

Interests of Directors and Executive Officers…, page 18

10.	Please clarify how the amount of the reduction in shares of EBC by the Michael J. Rapport Trust will be determined, how the value of $0.48 per share was calculated, and when this will be effected.

Response to Comment No. 10

The Company has revised the disclosures in the S-4 to disclose consistently that Mr. Rapport, through the Trust, has canceled 9,600,000 shares of the Company’s common stock, which were part of the original 10,000,000 shares the Trust purchased from the Company’s founder. The Company has also removed references to the $0.48 per share value, which was attributable to a valuation that was performed previously and which has become outdated.

Market Prices and Dividend Data, page 20

11.	Please provide the disclosure required by Item 14(d) of Form S-4 for Bayhawk.

Response to Comment No. 11

The Company has revised Amendment No. 1 to provide the information requested.

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Risk Factors, page 21

Management of EBC cannot guarantee that EBC will generate revenues…, page 22

12.	We note your disclosure here that states both EBC and Bayhawk have generated revenues during their history, which are reported in the financial statements included in this proxy statement/registration statement. We further note that the EBC financial statements on page F-4 and Q-3 do not report any revenues. Please revise your risk factor disclosure or identify for us the EBC revenues that you refer to in this disclosure.

Response to Comment No. 12

The Company respectfully points out that the Risk Factor in question refers to the operations of Evans Brewing California, which is a California corporation, and which operated prior to the sale of its assets to Bayhawk in March 2014. The Company has clarified the Risk Factor to note that Evans Brewing California is a California corporation and a separate entity from the Company (referred to as EBC in the S-4).

As of the date of this Proxy Statement…, page 22

13.	Please revise this risk factor to reflect Bayhawk’s status as a reporting company under section 15(d) of the Securities Exchange Act 1934 and the related failure to file required reports. Similarly revise the second risk factor on page 32.

Response to Comment No. 13

The Company has revised the Risk Factor to clarify that Evans Brewing California had previously operated as a private company, and that while Bayhawk had previously filed reports with the SEC, it has not done so since 1999. The Company also revised the Risk Factor to explain that the management of Evans Brewing California and Bayhawk have limited experience in complying with public company reporting obligations.

As we review our internal controls and procedures…, page 22

14.	We note your disclosure here that states you have never conducted a review of your internal control over financial reporting, as of the date of this proxy statement/ registration statement. Please reconcile this statement to your disclosures under the heading “Management’s Report on Internal Control over Financial Reporting” in the EBC Forms 10-Q for the interim periods ended June 30, 2014 (pages 14-15) and September 30, 2014 (pages 15-16), or revise your risk factors disclosure as necessary.

Response to Comment No. 14

The Company has revised the Risk Factor to note that the Annual Report for 2014 will be the first report in which the Company’s management is required to provide its report.

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The exact number of shares of Bayhawk common stock outstanding is uncertain…, page 29

15.	Please tell us how you intend to distribute the Proxy Statement/Prospectus to all the Bayhawk shareholders given your disclosure that there may be additional shares or stockholders who are not known.

Response to Comment No. 15

As noted in the S-4, when Mr. Rapport became a director of Bayhawk and obtained access to the Bayhawk corporate records, he found that the records were incomplete. The Company has revised the disclosures in the section “Information about Bayhawk Ales, Inc.” to provide additional history of Mr. Rapport’s involvement with Bayhawk, his efforts to locate Bayhawk stockholders, his action brought in the Delaware Chancery Court to compel an annual meeting, and the Chancery Court’s order that the shares represented at such meeting would be deemed to be a quorum.

Since that time, Mr. Rapport and the other directors of Bayhawk have made numerous attempts to locate and communicate with the shareholders of Bayhawk on matters unrelated to the Asset Purchase Transaction. Mr. Rapport has attempted on at least five occasions to communicate with the Bayhawk stockholders, and has kept track of any returned mailings, for purposes of updating the shareholder list and mailing addresses.

The Company’s management will distribute the Registration Statement/Proxy Statement to the Bayhawk shareholders on the list kept by Bayhawk management. The Company’s management also intends to use reasonable commercial means to communicate with any such stockholders, including providing notice by publication, and by issuing press releases following the effectiveness of the Registration Statement/Proxy Statement and as permitted by the SEC’s rules.

The Company has included a statement that if a Bayhawk shareholder has not received a copy of the Proxy Statement/Registration Statement (for example, if someone learns of the Asset Purchase Transaction and Share Exchange from the SEC’s EDGAR website or through a press release), he or she may contact the Company or the transfer agent, and a copy of the Proxy Statement/Registration Statement will be sent at no charge.

The Company’s management respectfully submits that it plans to take all steps commercially reasonable to attempt to locate all of the shareholders of Bayhawk.

Questions and Answers About the Asset Purchase Transaction and the Share Exchange, page 38

Q: If my Bayhawk shares are held in “street name” by my Nominee, will they automatically vote my shares for me?, page 39

16.	You disclose that a failure to vote will be a vote against the transactions, but the vote required appears to be a majority of the Independent Shares “that actually vote.” Please advise, or revise your disclosure.

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Response to Comment No. 16

The Company has revised the disclosure to state that the effect of a failure to return the Consent Resolution and to instruct the Nominee how to vote would be that of not having voted on the entry by Bayhawk into the Asset Purchase Transaction.

Q: What are the U.S. federal income tax consequences of the Share Exchange?, page 41

17.	We note your reference to a section entitled “Material U.S. Federal Income Tax Consequences of the Share Exchange.” However, this section is not included in the filing. Please revise.

Response to Comment No. 17

The Company has revised to remove the reference to a more complete discussion of the potential tax consequences. The Company has also revised the disclosure to clarify that the specific tax consequences of the transaction likely cannot be determined until after the Share Exchange has closed, and the Company recommends that each Bayhawk stockholder consult with his or her own tax advisor.

Q: When do EBC and Bayhawk expect to complete the Asset Purchase Transaction?, page 41

18.	We note your disclosure that you expect to close the transaction no later than the third quarter of 2014. Please update.

Response to Comment No. 18

The Company has removed the reference to the third quarter of 2014 and has clarified that the management of the two entities are working to close the transaction as quickly as possible following shareholder approval.

Evans Brewing Company Inc., page 43

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Results of Operations for the three and nine months ended September 30, 2014 and for the period June 18, 2013 to September 30, 2013, page 44

19.	We note that your results of operations and liquidity and capital resources discussions for EBC do not include the audited period from June 18, 2013 (Inception) to December 31, 2013. We further note that you do not include MD&A disclosure for Bayhawk. Please update to include two separate, comparative results of operations, and liquidity and capital resources discussions for EBC and Bayhawk for the fiscal years 2014 and 2013.

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Response to Comment No. 19

The Company has included updated an Management’s Discussion and Analysis section for the Company for the periods of Inception through December 31, 2013, and for the year ended December 31, 2014. The Company has also included an updated Management’s Discussion and Analysis for Bayhawk for the years 2014 and 2013.

Distribution Agreement, page 47

20.	We note your references to a brand manager agreement for your products in the last paragraph on page 47. Please clarify in light of your statement on page 48 that EBC does not have operations. Also, please file copies of your material agreements.

Response to Comment No. 20

The Company has clarified that the Brand Manager Agreement was entered into by Evans Brewing California, rather than EBC.

Alpine 3, Inc.

Financial Statements, page F-1

21.	Please update to provide the audited financial statements of both EBC (formerly Alpine 3, Inc.) and Bayhawk as of December 31, 2014 and 2013 and for the two years ended December 31, 2014. Refer to Rule 8-08(b) of Regulation S-X.

Response to Comment No. 21

The Company has provided updated audited financial statements of the Company and Bayhawk for the years ended December 31, 2013 and 2014.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page PF-1

22.	Since Mr. Rapport owns 63.88% of Bayhawk (page 36) and 91.97% of EBC (page 117) prior to the share exchange, it appears that the transaction should be accounted for as an acquisition of entities under common control instead of a reverse merger. Please revise your pro forma information as follows:

●	Revise to account for the transaction as a recapitalization with no elimination adjustment to the EBC accumulated deficit (i.e. Adjustment “B”).

●	Present pro forma combined financial statements that retroactively reflect the transaction for all the same periods as are required for the historical financial statements included in your registration statement. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X.

●	Provide both historical and pro forma per share information for all periods.

●	Revise the description of your accounting for the transaction on pages 18, PF-1, PF-4 and 115 accordingly.

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Response to Comment No. 22

The Company has have updated the pro forma financial statements to account for the transaction as an acquisition of entities under common control. Additionally, the Company has revised the descriptions of the anticipated accounting treatment of the Asset Purchase Transaction.

23.	We note your disclosure on page 18 that in connection with the share exchange, Mr. Rapport intends to reduce the ownership of the Trust in EBC to a level that reflects Mr. Rapport’s expenses and investments in EBC and Bayhawk at a value of $0.48 per share; and that the remaining EBC shares owned by the Trust will be returned to EBC and canceled. Please further explain to us the nature and terms of this transaction, and how it will impact the number of shares outstanding upon completion of the transaction. Also tell us how you considered providing pro forma effects for Mr. Rapport’s intended share reduction.

Response to Comment No. 23

The Company has revised its disclosures to indicate that Mr. Rapport, through the Trust, has canceled 9,600,000 shares of the Company’s common stock that the Trust purchased from the founder of the Company. The Company has removed the reference to the valuation of the two entities. As noted in response to Comment 10 above, Bayhawk had previously obtained a valuation, but that valuation has become outdated, and as such, the Company has removed the reference to it.

Information About Bayhawk Ales, Inc., page 109

24.	Please describe the material terms of the March 31, 2014 transaction between Bayhawk and the Evans Brewing Company Inc.

Response to Comment No. 24

The Company has updated this section to provide information about the transaction between Bayhawk and Evans Brewing California.

25.	Please provide the complete description of Bayhawk’s business required by Item 14(a) of Form S-4, which addresses each of the matters set forth in Item 101(h) of Regulation S-K including, without limitation, Bayhawk’s products, distribution methods, competitors, suppliers, customers, intellectual property and other material relationships.

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Response to Comment No. 25

The Company has included a “Management’s Discussion and Analysis” section for Bayhawk that includes information about Bayhawk’s products, distribution methods, competition, suppliers, customers, and other information.

26.	Please address Bayhawk’s financial condition as required by Item 14(h) of Form S-4 . Also provide an executive level overview to discuss the events, trends, and uncertainties that management views as most critical to future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. For guidance, refer to the Commission’s Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

Response to Comment No. 26

As noted above, the Company has revised Amendment No. 1 to include a “Management’s Discussion and Analysis” section for Bayhawk that addresses the issues noted in the Staff’s comment 26.

27.	Please discuss Bayhawk’s liquidity requirements on both a short-term (12 months) and long-term basis. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Release No. 33-8350 for guidance. We note the cash position disclosed on the September 30, 2014 pro-forma balance sheet.

Response to Comment No. 27

The “Management’s Discussion and Analysis” section for Bayhawk includes the information relating to Bayhawk’s liquidity requirements and capital resources. As noted, Bayhawk experiences consistent sales and cash flows throughout the year, and Bayhawk’s payment history is consistent throughout the year.

28.	Please describe the material terms of the lease with Landry’s, and file the lease agreement as an exhibit. We note varying disclosure in the prospectus regarding four or five years remaining on the lease. Also, describe all material properties. We note the disclosure on page BH-11.

Response to Comment No. 28

The Company has included disclosures relating to the terms of Bayhawk’s lease agreement with Landry’s, including a discussion of the size of the premises leased, the lease payments, the background of the lease, extensions, and the current expiration date. The Company has also conformed its disclosures relating to the remaining term of the lease to note that less than 4 years remains at this time.

The Company has also included information about Bayhawk’s office/storage space and mill space lease terms.

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Bayhawk Ales, Inc.

December 31, 2013 and 2012 Financial Statements, page 111

2. Summary of Significant Accounting Policies, page BH-6

Returnable Deposits, page BH-7

29.	Please revise to disclose how you account for the loss, breakage and deterioration of returnable containers, including your policy for estimating any allowance for such loss, breakage and deterioration.

Response to Comment No. 29

The Company has revised the disclosure to explain the accounting for loss, breakage, and deterioration of the returnable containers.

Lease Accounting, page BH-7

30.	We note that you only include a discussion of your operating leases under this heading. Please expand your disclosure to also discuss your capital leases, which represent a significant portion of your total liabilities.

Response to Comment No. 30

The Company has revised its disclosures to discuss the capital leases as requested.

Revenue Recognition, page BH-7

31.	Please expand your disclosure to describe how your revenue recognition policy satisfies each of the four criteria in ASC 605-10-S99 that must be met before revenue is realized or realizable, including your consideration of when the risks and rewards of ownership of the product and title transfer to the customer for products picked up or shipped to the customer. To the extent that you permit the return of product, also discuss how you estimate and account for product returns.

Response to Comment No. 31

The Company has revised its disclosures of revenue recognition to discuss the criteria listed in ASC 605-10-S99.

10. Subsequent Events, page BH-12

32.	We note that your disclosure here of the March 31, 2014 acquisition transaction differs from your disclosure in Note 12 (page BHQ-17) to the Bayhawk financial statements for the nine months ended September 30, 2014 for this same transaction. Please revise as necessary.

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Response to Comment No. 32

Note 11 to the Bayhawk audited financial statements for the years ended December 31, 2014 and 2013, discloses the business combination transaction whereby Bayhawk acquired the assets of Evans Brewing California.  Any inconsistencies have been removed.

Bayhawk Ales, Inc.

September 31, 2014 and 2013 Financial Statements, page BHQ-1

6. Note Payable, page BHQ-13

33.	We note your disclosure here of the note payable arising from the acquisition of certain tangible and intangible assets of Pig’s Eye Brewery with monthly obligations of $7,941 from September 15, 2013 through January 15, 2015. Please tell us the significant terms of this transaction, including the date it was consummated and how you accounted for it. Also revise to provide footnote disclosure of this transaction in the 2013 and 2014 financial statements, as necessary. To the extent that this transaction closed and the note payable originated in fiscal 2013, also tell us why you did not record the note payable in your December 31, 2013 balance sheet.

Response to Comment No. 33

This note payable was acquired by Bayhawk as part of the acquisition of the assets and liabilities of Evans Brewing Company-CA on March 31, 2014. This was not part of Bayhawk as of December 31, 2013 and was not included in the financial statements. It was consummated on September 15, 2013, by Evans Brewing Company-CA and was accounted for as an increase in intangible assets and an increase in a note payable. The updated financial statements for Bayhawk include this clarification.

12. Business Combination, page BHQ-17

34.	We note your disclosure here of the March 31, 2014 acquisition transaction. Please revise to provide the disclosures required by ASC 805-10-50-2(c) and 50-2(h) for this transaction.

Response to Comment No. 34

The Company has included the information required by ASC 805-10-50-2(h) in its disclosures and discussions of the March 31, 2014, acquisition of Evans Brewing California by Bayhawk. Bayhawk purchased certain assets and assumed certain liabilities and therefore the information required by ASC 805-10-50-2(c), is not applicable.

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35.	We note your disclosure here that Bayhawk acquired substantially all of the assets and liabilities of Evans Brewing Company, Inc. for an aggregate purchase price of $229,662 on March 31, 2014. We further note the statement in footnote one to the September 30, 2014 EBC financial statements (page Q-5) that EBC has been inactive since its inception in 2013. Please explain to us how the Evans Brewing Company that was a party to the March 31, 2014 transaction differs from the EBC that is a party to the October 15, 2014 agreement, if at all.

Response to Comment No. 35

As noted above in response to prior comments, as well as the introductory information, there are two entities named Evans Brewing Company. The public company is a Delaware corporation, and is referenced throughout the S-4 as EBC. The second is the private company, the assets of which were acquired by Bayhawk, and is a California corporation, and is referred to in the S-4 as Evans Brewing California. Mr. Rapport was the founder of Evans Brewing California, and had built up brand recognition and customer goodwill with that name. Management of the entities acknowledges the possible confusion, and has used the defined terms in the S-4 to assist readers in following the entities and the past and proposed transactions.

The Asset Purchase Transaction, page 112

36.	Please provide the disclosure required by Item 18(a)(7) of Form S-4 regarding each person who will serve as a director or executive officer of the acquiring company, including executive and director compensation.

Response to Comment No. 36

The Company has updated its disclosures to note that assuming the approval by the Bayhawk independent stockholders of the Asset Purchase Transaction, the officers and directors of the Company following the acquisition will remain the same. The Company also included a cross reference to the location of biographical information for the officers and directors.

Background of the Asset Purchase Transaction and the Share Exchange, page 113

37.	Please provide the disclosure required by Item 6 of Form S-4 regarding material contacts with the company being acquired.

Response to Comment No. 37

The Company has disclosed that other than the Asset Purchase and Share Exchange Agreement and the other relationships disclosed in Amendment No. 1, there are no other contracts, arrangements, understandings, relationships, negotiations, or transactions between the Company and Bayhawk.

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Description of EBC Securities, page 115

38.	Please provide the disclosure required by Item 4(a)(4) of Form S-4 regarding the material differences between the rights of the security holders of Bayhawk and EBC.

Response to Comment No. 38

The Company has included a table reflecting the differences between the rights of shareholders of Bayhawk and those of the Company.

Where You Can Find More Information, page II-2

39.	Please move the information required by Item 2 of Form S-4 into the prospectus.

Response to Comment No. 39

The Company has moved the section “Where You Can Find More Information” into the body of the Prospectus.

Undertakings

40.	Please provide the undertakings required by Item 512(a) of Regulation S-K.

Response to Comment No. 40

The Company has updated the undertakings as required by Item 512(a).

Signatures

41.	The registration statement should be signed by your principal financial officer and by your controller or principal accounting officer. Refer to Instruction 1 to the signature section of Form S-4. Please revise.

Response to Comment No. 41

The Company recently appointed a new Chief Financial Officer, who has signed Amendment No. 1

Conclusion

The Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

EVANS BREWING COMPANY, INC.

By:	/s/ Michael J. Rapport
Michael J. Rapport, Chief Executive Officer, President

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